

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

VIA U.S. Mail and Facsimile to (941) 556-2670

John Humphrey
Vice President and Chief Financial Officer
Roper Industries, Inc.
6901 Professional Parkway East
Suite 200
Sarasota, Florida 34240

> **Re: Roper Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-12273**

Dear Mr. Humphrey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

1.   We note the carrying amount of goodwill in relation to the total assets and equity on your balance sheet. Please tell us whether any of your reporting units are at risk of failing the first step of your impairment test due to its fair value not being substantially in excess of carrying value.

Financial Condition, Liquidity, and Capital Resources

2.   Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 1. Summary of Accounting Policies

Accounts Receivable

3.   You disclose that the company provides allowances for accounts receivable when management believes there is *reasonable doubt* that the balances will be collected within a reasonable period of time. Please tell us how management defines reasonable doubt. Also explain how management considered ASC 310-10-35-8 which requires recognition of a loss when information available before the financial statements are issued or are available to be issued indicates that it is *probable* that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

Earnings per Share

4.   You disclose that your diluted shares include the premium over the conversion price for your senior subordinated notes based on the trading price of your common stock. Please explain to us in more detail how you calculated these potential common shares, including the nature of the trading price used for your calculation. Tell us the accounting literature you applied and why. Refer to ASC 260-10-45-45 through 45-46 and ASC 260-10-55-32 through 55-36.

Foreign Currency Translation

5.   Please tell us why you did not include an accounting policy for foreign currency
        transactions. Refer to ASC 830-20.

Goodwill and Other Intangibles

6.   We note that goodwill represents 54% of your total assets as of December 31, 2010.
        Please revise your accounting policy disclosure for goodwill in future filings to explain in
        more detail your accounting policies for testing goodwill for impairment. For example,
        please explain how you apply the two-step method. Refer to ASC 350-25-35-4 through
        35-27.

7.   We note your disclosure that you would either test goodwill on an annual basis *or* on an
        interim basis if an event occurs *that might reduce* the fair value of a reporting unit below
        its carrying value. Please tell us how you considered ASC 350-20-35 which requires you
        to test the goodwill of a reporting unit on an annual basis *and* between annual tests in
        certain circumstances.

8.   Further, include a discussion of your consideration of ASC 350-20-35-30 which states
        that you should test goodwill of a reporting unit for impairment between annual tests if an
        event occurs *or circumstances change that would more likely than not* reduce the fair
        value of a reporting unit below its carrying amount. Explain how you define an event
        that might reduce the fair value of a reporting unit below its carrying value.

Impairment of Long-Lived Assets

9.   Please tell us how you define *market value* for purposes of calculating the amount of any
        impairment. Discuss how you applied ASC 360-10-35-17 which requires an impairment
        loss to be measured as the amount by which the carrying amount of a long-lived asset
        (asset group) exceeds its fair value.

Note 2. Business Acquisitions

10.   We note your disclosures in MD&A regarding the effect of your acquisitions on net sales
        in 2010 and 2009. Please tell us how you evaluated the disclosures required by ASC
        805-10-50-3 in determining that the disclosures under 805-10-50-2(h) were not material
        for 2010, 2009 and 2008 acquisitions.

Note 6. Other Intangible Assets, Net

11.   We note that other intangible assets are 22% of your total assets. Please tell us whether
        management evaluates the remaining useful life of amortized intangible assets to
        determine whether events and circumstances warrant a revision to the remaining period
        of amortization. Refer to ASC 350-30-35-9.

Note 8 – Income Taxes

12.   Please tell us why the net operating loss carryforward increased from $3,983,000 as of
        December 31, 2008 to $4,008,000 as of December 31, 2009 to $7,529,000 as of
        December 31, 2010. We note your disclosure that your U.S. federal net operating loss
        carryforwards increased from $11.9 million as of December 31, 2008 to $13.8 million as
        December 31, 2009 to $17.7 million as of December 31, 2010.

13.   In future filings, please describe the types of events that would cause the temporary
        differences related to your permanently reinvested foreign earnings to become taxable.
        Refer to ASC 740-30-50-2(a).

14.   We note the disclosure in your MD&A regarding your decision in 2009 to permanently
        reinvest prior earnings in certain foreign jurisdictions. Please tell us how you considered
        ASC 740-30-25-17 in determining to release deferred U.S. tax liabilities on foreign
        earnings now considered to be permanently reinvested.

Note 9. Long-Term Debt

15.   Please tell us how you evaluated the contingent interest provision and call (put) options
        of the convertible notes under ASC 815-15. Refer to ASC 470-20-25-25.

Note 14 – Contingencies

16.   Please tell us your accounting policy for contingencies and why you did not provide this
        disclosure in your financial statements. Tell us how you considered the disclosure
        requirements of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

Kate Tillan for

Martin James
Senior Assistant Chief Accountant